Changes in Affiliates (New Affiliate)

SHINKI E&T Co., Ltd. is a new affiliate company of the POSCO Group. SUNGJIN GEOTEC Co., Ltd., an affiliate of POSCO, owns 70 percent of the total issued and outstanding shares of SHINKI E&T Co., Ltd.

Company to be affiliated:

• Company Name: SHINKI E&T Co., Ltd.

• Total Assets (KRW): 4,503,409,932

• Total Shareholders’ Equity (KRW): 3,017,105,648

• Total Liabilities (KRW): 1,486,304,284

• Total Capital (KRW): 166,665,000

• Current total number of affiliated companies: 135